Exhibit 1

Oi S.A. – In Judicial Reorganization Corporate Taxpayer’s ID (CNPJ/MF) No. 76.535.764/0001-43 Company Registry (NIRE) No. 33.3.0029520-8 Publicly-held Company

MATERIAL FACT

Submission of a new version of the Judicial Reorganization Plan

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), pursuant to Article 157, Paragraph 4, of Law No. 6,404/76 and CVM Instruction No. 358/02, in addition to the Material Fact of November 29, 2017 and in compliance with the judgement rendered on the same date by the 7th Corporate Court of the Judicial District of the Capital of Rio de Janeiro, where the Judicial Reorganization of Oi and its subsidiaries Oi Móvel S.A. – In Judicial Reorganization, Telemar Norte Leste S.A. – In Judicial Reorganization, Copart 4 Participações S.A. – In Judicial Reorganization, Copart 5 Participações S.A. – In Judicial Reorganization, Portugal Telecom International Finance BV – In Judicial Reorganization and Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization (jointly, the “Companies under Judicial Reorganization”) is pending, hereby informs its shareholders and the market in general that a new version of the Judicial Reorganization Plan (the “Plan”), with amendments, was filed with the abovementioned Court on this date, and will be submitted to the General Creditors Meeting to be held on December 19, 2017, at 11:00 am, for the first call.

On this date, a group of bondholders confirmed to the Company that they are willing to promptly provide or arrange firm commitments for the purpose of fully backstopping the R$4.0 billion capital increase provided for in the Plan, pursuant to the conditions to be set forth in contracts to be negotiated and executed in good faith among those creditors and the Company before the General Meeting of Creditors.

The Companies under Judicial Reorganization have reserved the right to supplement the filling with additional documents and the translations of related documents, as well as present new changes to the Plan.

The new, changed version of the Plan is available to the shareholders at the Company’s headquarters and for download on its website (www.oi.com.br/ri), as well as on the website of the Court of Justice of the State of Rio de Janeiro (www.tjrj.jus.br). A copy of this material is also available on the Empresas.NET system of the Brazilian Securities and Exchange Commission, or CVM (www.cvm.gov.br), in addition to the website of the São Paulo Stock Exchange, B3 S.A. – Brasil, Bolsa, Balcão (www.bmfbovespa.com.br), and will also be sent, as soon as possible, translated into English, to the US Securities and Exchange Commission as per Form 6-K.

The Company will keep its shareholders and the market informed about the development of the matter addressed in this Material Fact.

Rio de Janeiro, December 12, 2017.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer, Investor Relations Officer and Officer